UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quality Care Properties, Inc.

File No. 1-37805 -CF#33966

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Quality Care Properties, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on June 17, 2016.

Based on representations by Quality Care Properties, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1.1	through April 7, 2021
Exhibit 10.1	through April 7, 2021
Exhibit 10.1.10	through March 29, 2025
Exhibit 10.1.15	through May 9, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary